Exhibit 99.1


                              FOR IMMEDIATE RELEASE




Investors:                                           Media:
Emer Reynolds                                        Anita Kawatra
Ph:  353-1-709-4000                                  Ph:  212-407-5755
     800-252-3526                                         800-252-3526

                ELAN REPORTS THIRD QUARTER 2003 FINANCIAL RESULTS
     Elan Exercises Option to Purchase Royalty Rights from Pharma Marketing


Dublin, Ireland, november 12, 2003-- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced its third quarter 2003 financial results and provided an update on the progress of its product development activities and on its recovery plan.

Commenting on the results and recovery plan, Kelly Martin, Elan's President and Chief Executive Officer, said "Our third quarter results are characterised by solid progress in research and development, continued growth in our commercial business from retained products, and continued reductions in operating costs.

We have continued to simplify our balance sheet, most recently by exercising our option to purchase the remaining product royalty rights from Pharma Marketing. Now, with major pieces of our recovery programme close to complete, including the successful closing of our financing with aggregate gross proceeds of approximately $630 million, Elan believes that it has in place financial flexibility through 2005. We believe that this flexibility, along with our strengthened operating capabilities, will enable us to bring science and innovation to patients in our core areas of neurology, severe pain, and autoimmune diseases and, in particular, build upon our breakthrough research in the treatment of Alzheimer's disease".

Elan Reports Third Quarter 2003 Financial Results
Page 2


Third Quarter 2003 Financial Highlights

o Total revenue of $174.7 million compared to $331.7 million in the third quarter of 2002, a decrease of 47%.

o Revenue from retained products of $119.5 million compared to $91.1 million in the third quarter of 2002, an increase of 31%.

o Reduction of 46% in selling, general and administrative expenses in the third quarter of 2003 to $92.0 million from $170.9 million in the third quarter of 2002 (approximately $37 million of this reduction relates to asset divestitures). Reduction of 31% in research and development expenditure in the third quarter of 2003 from $101.6 million to $70.6 million.

o Negative EBITDA of $42.9 million (before including net losses on disposal of businesses and recovery plan related charges of $37.9 million) for the third quarter of 2003 compared to negative EBITDA of $74.9 million in the third quarter of 2002 (before charging recovery plan related charges of $302.9 million). (See "Non-GAAP Financial Information" on Appendix 2).

o Net loss of $91.0 million ($0.26 loss per diluted share) compared to net loss of $996.4 million ($2.85 loss per diluted share) in the third quarter of 2002.

o Cash and cash equivalents at September 30, 2003, of $946.3 million (including $7.2 million in restricted cash held by EPIL III) compared to $1,013.9 million (including $8.9 million in restricted cash held by EPIL
     III) at December 31, 2002.

R&D Highlights

o Elan submitted a Marketing Authorisation Application ("MAA") to the European Union regulatory authorities on November 5, 2003, to seek approval for Zonegran (zonisamide) for use as adjunctive therapy in partial seizures in epilepsy. Elan licensed zonisamide from Dainippon Pharmaceutical Co., Ltd. ("Dainippon") for North America and Europe and currently markets Zonegran in the United States. Dainippon currently markets zonisamide in Japan as Exegran.

o The Antegren(TM) (natalizumab) data from the Crohn's disease (induction) Phase III trial was presented to the scientific and medical community in October at the American College of Gastroenterology 2003 Congress in Baltimore, Maryland and in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain.

o The Phase III trial for Prialt(TM) in patients with severe pain is fully enrolled; we expect to file a

Elan Reports Third Quarter 2003 Financial Results
Page 3


     New Drug Application ("NDA") in the first quarter of 2004.

o The Investigational New Drug ("IND") application submitted by Elan and our partner Wyeth to the U.S. Food and Drug Administration ("FDA") for a monoclonal antibody against Alzheimer's disease is on track for commencement of dosing of patients in a Phase I clinical trial later this quarter.

Recovery Plan Implementation Update

o Completed private offerings of 35 million Ordinary Shares and $460 million in aggregate principal amount of 6.5% Guaranteed Convertible Notes due 2008 on November 5 and November 10, 2003, resulting in net proceeds of approximately $595 million. The net proceeds from the offerings will be used by Elan to repurchase outstanding Liquid Yield Option Notes(TM) ("LYONs"), including LYONs surrendered for purchase at the option of the holders thereof as of December 14, 2003.

o Standard & Poor's raised Elan's corporate and senior unsecured debt ratings to `B-' from `CCC+' .

o Announced exercise of option to purchase the remaining royalty rights in respect of Zonegran(TM), Frova(TM) and Zanaflex(TM) from Pharma Operating Ltd. ("Pharma Operating"), a wholly owned subsidiary of Pharma Marketing Ltd. ("Pharma Marketing"), for approximately $100 million. The transaction is expected to close in the fourth quarter of 2003 and is expected to result in a charge of approximately $100 million in the fourth quarter of 2003.

o Consideration received to date from asset divestitures of approximately $1.8 billion (excluding approximately $103 million in consideration from the recent sale of four pain products, which is expected to close in the fourth quarter of 2003).

o Total contracted and potential future payments reduced to approximately $2.2 billion at September 30, 2003.

o Of a total of 55 active business ventures in July 2002, 41 have been terminated or restructured to date.

o Headcount reduced to approximately 2,400 from approximately 4,700 in July 2002 and approximately 2,500 in August 2003. Of the approximate 2,300 headcount reduction since July 2002, approximately 1,100 relate to asset divestitures.

Elan Reports Third Quarter 2003 Financial Results
Page 4



                                Unaudited Consolidated US GAAP Income Statement Data

       Three Months                                                                                Nine Months
    Ended September 30                                                                          Ended September 30

         2002         2003                                                                         2002           2003
         US$m         US$m                                                                         US$m           US$m
------------------------------------------------------------------------------------------------------------------------
                           Revenue (see p. 7)
        213.9        157.7 Product revenue                                                        909.3          585.0
        117.8         17.0 Contract revenue                                                       313.3           88.3
-------------- ------------                                                                -------------   -------------
        331.7        174.7 Total revenue                                                        1,222.6          673.3
-------------- ------------                                                                -------------   -------------

                           Operating Expenses (see p. 10)
        101.6         70.6 Research & development                                                 288.7          238.0
         88.9         78.5 Cost of goods sold                                                     305.2          261.2
        170.9         92.0 Selling, general & administrative                                      528.2          337.7
            -         10.8 Loss/(gain) on disposal of businesses (net)                                -        (238.9)
        302.9         27.1 Recovery plan and other significant charges                            546.4          259.8
                                                                                           -------------   -------------
-------------- ------------                                                                -------------   -------------
        664.3        279.0 Total operating expenses                                             1,668.5          857.8
-------------- ------------                                                                -------------   -------------
      (332.6)      (104.3) Operating loss                                                       (445.9)        (184.5)
-------------- ------------                                                                -------------   -------------

              Net Interest and Investment (Losses)/Income(see p.11)
       (21.4)       (21.9) Net interest expense                                                  (47.5)         (73.2)
        (3.7)        (1.0) Business venture funding                                              (21.0)          (3.0)
          2.3         58.4 Investment gains                                                        17.3          132.9
      (631.1)       (15.4) Investment losses and other                                        (1,163.0)         (69.0)
-------------- ------------                                                                -------------   -------------
      (653.9)         20.1 Net interest and investment (losses)/income                        (1,214.2)         (12.3)
-------------- ------------                                                                -------------   -------------


      (986.5)       (84.2) Net loss from continuing operations before tax                     (1,660.1)        (196.8)
        (2.7)        (6.4) Taxation                                                               (4.7)         (14.6)
-------------- ------------                                                                -------------   -------------
      (989.2)       (90.6) Net loss before discontinued operations                            (1,664.8)        (211.4)

        (7.2)        (0.4) Net (loss)/income from discontinued operations(see p.11)               (9.0)           10.2
                                                                                           -------------   -------------
-------------- ------------
      (996.4)       (91.0) Net loss                                                           (1,673.8)        (201.2)
============== ============                                                                =============   =============

                           Weighted average no. of ordinary shares outstanding
      349,825      350,225  (in thousands)                                                      349,683        349,963
                           Basic and diluted loss per ordinary share - continuing
      ($2.83)      ($0.26) operations                                                           ($4.76)        ($0.60)
                           Basic and diluted (loss)/earnings per ordinary share -
      ($0.02)            - discontinued operations                                              ($0.03)          $0.03
      ($2.85)      ($0.26) Basic and diluted loss per ordinary share - net loss                 ($4.79)        ($0.57)

                           Non-GAAP Financial Information
                           EBITDA
       (332.6)     (104.3) Operating loss                                                       (445.9)        (184.5)

          54.6        38.2 Depreciation and amortisation included in operating loss               150.7          125.4
        (99.8)      (14.7) Amortised revenue included in total revenue                          (216.7)         (72.4)
---------------    --------                                                                -------------   -------------
       (377.8)      (80.8) EBITDA (see Appendix 2)                                              (511.9)        (131.5)
===============    ========                                                                =============   =============


Elan Reports Third Quarter 2003 Financial Results
Page 5




Unaudited US GAAP Balance Sheet Data
                                                                                      December 31       September 30
                                                                                             2002               2003
Assets                                                                                       US$m               US$m
---------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                                 1,013.9              946.3
Marketable investment securities                                                            450.9              359.4
Other current assets                                                                        351.6              292.2
                                                                                 ------------------------------------
                                                                                          1,816.4            1,597.9

Intangible assets                                                                         1,426.8            1,130.0
Property, plant and equipment                                                               459.1              398.0
Investments and marketable investment securities                                            313.2              235.6
                                                                                 ------------------------------------
Total Assets                                                                              4,015.5            3,361.5
                                                                                 ====================================

Liabilities and Shareholders' Equity
Shareholders' equity                                                                        826.9              717.1
Accounts payable and accrued liabilities                                                    575.4              492.6
Deferred income                                                                             258.2              166.9
Guarantee provision - EPIL II                                                               295.5              312.0
Product acquisition payments                                                                227.2              142.0
EPIL III notes                                                                              390.0              390.0
7.25% senior notes due 2008                                                                 650.0              650.0
3.25% zero coupon subordinated exchangeable notes due 2018                                  792.3              490.9
                                                                                 ------------------------------------
Total Liabilities and Shareholders' Equity                                                4,015.5            3,361.5
                                                                                 ====================================


Reconciliation of Movement in Shareholders' Equity                                                              US$m
At December 31, 2002                                                                                           826.9
Net loss for the nine months ended September 30, 2003                                                        (201.2)
Movement on unrealised gains on securities                                                                      84.8
Other                                                                                                            6.6
                                                                                                  -------------------
At September 30, 2003                                                                                          717.1
                                                                                                  ===================


Elan Reports Third Quarter 2003 Financial Results
Page 6




                                 Unaudited US GAAP Cash Flow Data
          Three months                                                                                Nine months
      Ended September 30,                                                                         ended September 30,

           2002             2003                                                                     2002              2003
           US$m             US$m                                                                     US$m              US$m
-----------------------------------------------------------------------------------------------------------------------------
         (42.8)           (59.3) Cashflows from operating activities                                 75.9           (177.0)
         (61.2)           (27.9) Movement on debt interest and tax                                  (94.0)          (112.7)
          87.5             (3.3) Working capital movement                                            52.9            (53.0)
        (129.5)           (39.3) Net purchase of tangible/intangible assets                        (404.4)          (137.6)
           2.1             65.3  Net sale of investments                                             34.0            313.6
         (82.5)               -  Purchase of Autoimmune product royalty rights                      (82.5)               -
                                 Sale of EPIL III assets in connection with repayment of
           9.3                -  EPIL III debt                                                        9.3                -
             -             41.1  Net proceeds of business disposals                                     -            369.6
        (540.0)            (3.3) Cashflows from financing activities                               (544.5)          (270.5)
-----------------------------------------------------------------------------------------------------------------------------
        (757.1)           (26.7) Net Cash Movement                                                 (953.3)           (67.6)
       1,403.2            973.0  Cash and cash equivalents at beginning of period                 1,599.4          1,013.9
-----------------------------------------------------------------------------------------------------------------------------
         646.1            946.3  Cash and cash equivalents at end of period                         646.1            946.3
-----------------------------------------------------------------------------------------------------------------------------


Elan Reports Third Quarter 2003 Financial Results
Page 7


As previously announced on September 4, 2003, Elan filed with the Securities and Exchange Commission ("SEC") its 2002 Annual Report on Form 20-F, which included a restatement of its 2001 U.S. GAAP financial results to consolidate Elan Pharmaceutical Investments III, Ltd. ("EPIL III"), and an adjustment to its previously reported unaudited U.S. GAAP financial information to consolidate Shelly Bay Holdings Ltd. and to reflect certain other adjustments. The analysis provided below reflects this restatement and the adjustments, which are detailed in Appendix 3.

Revenue

Total revenue decreased 47% to $174.7 million in the third quarter of 2003 from $331.7 million in the third quarter of 2002. The historical analysis of total revenue is set out in Appendix 1.

Elan's product revenue is analysed between revenue from currently retained products and revenue arising from products that have been divested (including the recent sale of four pain products, which is expected to close in the fourth quarter of 2003).

Total revenue can be further analysed as follows:



                                                      3 months ended               3 months ended
                                                    September 30, 2002           September 30, 2003
(a) Product Revenue                                              US$m                         US$m
Revenue from retained products                                  91.1                        119.5
Revenue from divested products                                 122.8                         38.2
                                               ---------------------------------------------------
Total product revenue                                          213.9                        157.7
                                               ---------------------------------------------------
(b) Contract Revenue
Amortisation of fees                                            97.5                          6.2
Research revenue and milestones                                 20.3                         10.8
                                               ---------------------------------------------------
Total contract revenue                                         117.8                         17.0
                                               ---------------------------------------------------
Total Revenue                                                  331.7                        174.7
                                               ---------------------------------------------------

(a) Product Revenue

Total product revenue for the third quarter of 2003 was $157.7 million compared to $213.9 million in the third quarter of 2002, a decline of 26%. The decline in product revenue is due mainly to the divestiture of a number of products as part of the recovery plan.

Elan Reports Third Quarter 2003 Financial Results
Page 8


Revenue from retained products

Revenue from retained products was $119.5 million in the third quarter of 2003 compared to $91.1 million in the third quarter of 2002, an increase of 31%. This increase reflects the growth in prescriptions and demand for those retained products, wholesaler inventory adjustments, improvements in supply conditions, offset by an increase in provisions for returns, discounts, allowances and rebates related to Zanaflex, which resulted in negative revenue of $8.8 million for Zanaflex in the third quarter of 2003.

Sales of Maxipime(TM) and Azactam(TM) in the third quarter of 2003 were $44.0 million, an increase of 170% over the comparable period in 2002, reflecting stronger demand and the negative impact on the sales of these products in the third quarter 2002 due to a change in Elan's discounting strategy and short term supply issues resulting from third party manufacturing constraints. Maxipime audited sales volumes for the third quarter of 2003 increased by 5.7% compared to the same period in 2002. Azactam audited sales volumes for the third quarter of 2003 increased by 5.9% compared to the same period in 2002.

Zonegran prescription demand remained strong for the third quarter of 2003 and increased by 66.0% over the third quarter of 2002. Zonegran recorded revenue of $22.3 million for the third quarter of 2003, an increase of 135% compared to the same period in 2002. Sales in 2002 were affected by the change in Elan's discounting strategy.

Frova, which was launched in the second quarter of 2002 by the combined Elan and UCB Pharma, Inc ("UCB") sales forces, generated revenue of $9.1 million in the third quarter of 2003 compared to $0.9 million in the third quarter of 2002 and $5.9 million in the second quarter of 2003. Frova prescription demand remained strong for the third quarter of 2003 and increased by 194% over the third quarter of 2002 and by 16% over the second quarter of 2003.

Revenue from divested products

As previously announced on October 22, 2003, Elan has agreed to sell four pain products to aaiPharma Inc. for gross consideration of approximately $103 million, consisting of approximately $51.6 million in cash and the assumption by aaiPharma of $51.4 million in Elan's

Elan Reports Third Quarter 2003 Financial Results
Page 9


future product related payments. The transaction is expected to close during the fourth quarter of 2003. Elan expects to record a pre-tax gain on closing of approximately $30 million in respect of the disposal. During the third quarter of 2003, product revenue from the pain portfolio was $23.9 million compared to $14.2 million in the third quarter of 2002. Included in product revenues of $23.9 million is $14.2 million related to a reduction in provisions for returns, discounts, allowances and rebates, which arose in connection with the sale of these products.

Revenue from divested products in the third quarter of 2003 includes $8.5 million of amortised revenue related to the partnering of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza(TM) license agreement with Ligand Pharmaceuticals, Inc. ("Ligand"), which occurred in 2002. The remaining unamortised revenue on these products of $111.7 million will be recognised as revenue over the next four years reflecting Elan's ongoing involvement in the manufacture of these products.

(b) Contract Revenue

Contract revenue in the third quarter of 2003 was $17.0 million compared to $117.8 million in the same period of 2002, a decrease of 86%. The amortisation of fees amounted to $6.2 million in the third quarter of 2003 compared to $97.5 million in the third quarter of 2002. Of the $6.2 million in amortised fees in the third quarter of 2003, $2.6 million related to business ventures. In the third quarter of 2002, $94.5 million of the $97.5 million related to the business ventures.

As part of the recovery plan outlined on July 31, 2002, Elan completed a review of its business venture programme and, as a result, Elan is terminating and restructuring most of its business ventures. Of a total of 55 active business ventures in July 2002, 41 have been terminated or restructured to date. The reduction in amortised fees during the third quarter of 2003 arose primarily from the restructuring and termination of business ventures, which started in 2002.

Gross Profit

The gross profit margin on product revenue was 50% in the third quarter of 2003 compared to 57% in the second quarter of 2003, and 58% in the third quarter of 2002. The reduction in the gross margin in 2003 reflects the change in the mix of product revenues, including the divestiture

Elan Reports Third Quarter 2003 Financial Results
Page 10


of Skelaxin(TM) and Sonata(TM) during the second quarter of 2003 and under-utilisation of capacity at Elan's manufacturing facility in Athlone. During the third quarter of 2003, royalties paid to Pharma Marketing in respect of sales of Zonegran, Frova and Zanaflex of $10.9 million were included in cost of sales compared to $20.6 million in the second quarter of 2003 (when royalties were also paid in respect of Sonata), and $1.5 million in the third quarter of 2002.

On November 11, 2003, Elan exercised its option to purchase the royalty rights in respect of Zonegran, Frova and Zanaflex from Pharma Operating for approximately $100 million. The transaction is expected to close in the fourth quarter of 2003. As a result no further royalty payments will be made to Pharma Marketing.

Operating Expenses

Research and development expenses were $70.6 million in the third quarter of 2003 compared to $101.6 million in the third quarter of 2002 and $80.9 million in the second quarter of 2003. This reduction reflects the refocusing of research and development efforts on key programs.

Selling, general and administrative expenses decreased by 46% to $92.0 million in the third quarter of 2003 from $170.9 million in the third quarter of 2002 (approximately $37 million of the reduction related to asset divestitures) and $120.4 million in the second quarter of 2003.

Update for Recovery Plan Charges

During the third quarter of 2003 Elan recorded net costs associated with the implementation of the recovery plan of $27.1 million and $10.8 million in relation to losses on the disposal of certain businesses. Included in net costs associated with the implementation of the recovery plan of $27.1 million are costs associated with closing/restructuring certain businesses, severance, debt restructuring and the SEC investigation.

Elan may in the future incur recovery plan related charges relating to severance, retention and similar restructuring costs. Elan may incur impairment charges related to investments and intangible assets if their fair value falls below their carrying value as a result of adverse changes in circumstances or market conditions.

Elan Reports Third Quarter 2003 Financial Results
Page 11


Net Interest and Investment (Losses)/Income

Net interest and investment (losses)/income amounted to income of $20.1 million in the third quarter of 2003 compared to a loss of $653.9 million in the third quarter of 2002.

In the third quarter of 2003, net interest expense amounted to $21.9 million compared to $21.4 million in the third quarter of 2002, reflecting lower interest income earned on cash deposits and other investments offset by lower interest expense due to previously announced LYONs repurchases. The gain on investments in the third quarter of 2003 of $58.4 million included $33.6 million on the sale of the remainder of Elan's investment in Ligand and $24.3 million in relation to the mark-to-market of certain investments. These gains of $58.4 million were offset by investment impairments of $13.5 million.

In addition, certain other publicly quoted investments were marked-to-market and the net increase in value of approximately $10 million in the quarter has been included in unrealised gains on securities within shareholders' equity.

Discontinued Operations

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", Elan has recorded the results of operations of Actiq(TM) and Elan Diagnostics within discontinued operations. Included in discontinued operations are revenue and operating expenses related to Actiq and Elan Diagnostics for the third quarter of 2003 of $nil and $0.4 million, respectively, compared to $8.3 million and $15.8 million, respectively, for the third quarter of 2002.

EBITDA (See Appendix 2)

EBITDA for the third quarter of 2003 was negative $80.8 million compared to negative $377.8 million for the same quarter in 2002. However, before recovery plan related charges and net losses on the disposal of businesses, EBITDA was negative $42.9 million in the third quarter of 2003, compared to negative EBITDA of $74.9 million in the third quarter of 2002.

Elan Reports Third Quarter 2003 Financial Results
Page 12


Liquidity

At September 30, 2003, Elan had $946.3 million in cash and cash equivalents (including $7.2 million in restricted cash held by EPIL III), compared with $1,013.9 million at December 31, 2002 (including $8.9 million in restricted cash held by EPIL III).

On November 5, 2003, Elan announced that it had successfully completed its private offering of 35 million Ordinary Shares and on November 10, 2003, Elan announced that it had successfully completed the private offering of $460 million in aggregate principal amount of 6.5% Guaranteed Convertible Notes due 2008. The offerings resulted in aggregate net proceeds (after giving effect to the payment of commissions and concessions and the estimated expenses of the offerings, including a waiver fee of $16.8 million paid to the holders of the EPIL II and EPIL III notes) of approximately $595 million. The net proceeds from the offerings will by used by Elan's subsidiary, Elan Finance Corporation, Ltd., to repurchase outstanding LYONs, including LYONs surrendered for purchase at the option of the holders thereof as of December 14, 2003, pursuant to the indenture under which the LYONs were issued and for the repurchase of royalty rights from Pharma Operating. Any excess proceeds are expected to be used by Elan and its subsidiaries for general corporate purposes.

As of September 30, 2003, the major contracted and potential non-operating cash payments relating to Elan's business are:


-------------------------------------------------------------------------------------------------
                                                   2003         2004     Thereafter         Total
                                                   US$m         US$m           US$m          US$m
-------------------------------------------------------------------------------------------------

Contracted
7.25% Senior Notes (2008)                             -            -          650.0         650.0
Fixed Product Payments                             87.3         31.1           23.6         142.0
Contingent Product Payments (1)                    12.7            -            6.5          19.2
EPIL II  (2)                                          -        450.0              -         450.0
EPIL III                                              -            -          390.0         390.0
3.25%  LYONs                                      494.0            -              -         494.0
Potential
Pharma Marketing (1)                                  -            -           99.2          99.2
                                            -----------------------------------------------------
Total Contracted & Potential                      594.0        481.1        1,169.3       2,244.4
-------------------------------------------------------------------------------------------------


(1) In order to comply with US GAAP, these amounts are not included on the balance sheet

(2) In order to comply with US GAAP, $312.0 million of this amount is provided on the balance sheet


On November 11, 2003, Elan exercised its option to purchase the remaining royalty rights in respect of Zonegran, Frova and Zanaflex products from Pharma Operating for approximately $100 million. The transaction is expected to close in the fourth quarter of 2003 and is expected to

Elan Reports Third Quarter 2003 Financial Results
Page 13


result in a charge of approximately $100 million in the fourth quarter of 2003. Elan had the option to purchase Pharma Operating's royalty rights on these products until January 3, 2005, for $110.0 million plus 15% per annum from June 12, 2003, less royalty payments since that date. Royalties paid to Pharma Marketing are included in cost of sales.

Based on its recovery plan, Elan believes it has sufficient cash, liquid resources, investments and other assets that are capable of being monetised to meet its liquidity requirements. The focus of the recovery plan is on maintaining financial flexibility through cash generation. However, Elan's cash position will in future periods be dependent on a number of factors, including asset divestitures, balance sheet restructuring, debt service requirements, future operating cash flow and the outcome of the ongoing SEC Enforcement investigation and shareholder litigation.

Qualifying Special Purpose Entity ("QSPE")

Elan has guaranteed loan notes issued by EPIL II (a QSPE, which is not consolidated under US GAAP) to the extent that the investments held by it are insufficient to repay the loan notes and accrued interest when they fall due. The aggregate principal amount outstanding under the loan notes issued by EPIL II was $450.0 million at September 30, 2003, and is repayable on June 28, 2004.

During the third quarter of 2003, Elan reduced the provision for its guarantee by $2.4 million to $312.0 million reflecting the net increase in the value of the investments held by EPIL II during this period after charging interest of $11.1 million for the quarter. After providing for the estimated investment shortfalls, the carrying values and cash position of EPIL II were as follows:

                                                                    US$m

Investments in public companies                                     91.3

Investments in private companies                                    30.2

Cash                                                                27.9

Accrued interest and expenses                                     (11.4)
                                                         ------------------
Total assets                                                       138.0

Provision for guarantees                                           312.0
                                                         ------------------
Total guaranteed indebtedness                                      450.0

Elan Reports Third Quarter 2003 Financial Results
Page 14


R&D Update

Antegren (natalizumab)

Elan and our partner, Biogen, Inc. ("Biogen") are collaborating on the development, manufacturing and commercialisation of Antegren (natalizumab), a humanised monoclonal antibody, the first alpha-4 antagonist in a new class of compounds known as selective adhesion molecule inhibitors (SAM inhibitors).


Data from the Phase III Crohn's disease induction study were shared in detail with the scientific and medical community in October at the American College of Gastroenterology 2003 Congress in Baltimore and in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain.

As previously disclosed, the ENACT-1 Antegren in Crohn's induction trial did not meet the primary endpoint of response as defined by a 70-point decrease in the Crohn's disease activity index (CDAI) at week 10. This result appears to be due to a high placebo response rate. Review of the data from this investigational study clearly indicates that Antegren is both biologically and clinically active. The activity observed is consistent within both the ENACT-1 study and the data reported in the Phase II study. There were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12. The most common events seen were headache, nausea and abdominal pain across both groups.


Elan and Biogen are currently working with the US and European regulatory authorities to determine the regulatory path forward for Antegren in Crohn's disease. Following discussions with the FDA, we will initiate an additional three-month Phase III (induction) trial. The definitive path forward for Antegren in Crohn's disease will be strongly influenced by data generated from the maintenance trial, ENACT-2, which becomes available in the first quarter of 2004.

We anticipate efficacy data to be available from the Multiple Sclerosis ("MS") Phase III trials in 2004. Elan continues to believe Antegren will provide a meaningful advance for patients with Crohn's disease or MS.

Elan Reports Third Quarter 2003 Financial Results
Page 15


About Elan

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

The recent offerings of Ordinary Shares and Guaranteed Convertible Notes were made outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Ordinary Shares, the Guaranteed Convertible Notes, the guarantee of the Notes and the shares to be issued upon conversion of the Guaranteed Convertible Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This release does not constitute an offer to sell or the solicitation of an offer to buy any Guaranteed Convertible Notes or Ordinary Shares.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Reports Third Quarter 2003 Financial Results
Page 16


Appendix 1

Historic Revenue Analysis (Unaudited)
Total revenue analysis (US$m)                                   Q3 2002    YTD 2002           Q3 2003    YTD 2003

Revenue from Retained Products
U.S. Promoted Products
Maxipime                                                           13.5        54.0              35.2        77.6
Azactam                                                             2.8        23.5               8.8        34.3
Zonegran                                                            9.5        37.0              22.3        61.2
Myobloc                                                             3.2         9.5               3.8         9.2
Frova                                                               0.9         7.2               9.1        23.8
                                                           -------------------------    --------------------------
                                                                   29.9       131.2              79.2       206.1
U.S. Non-promoted Products
Zanaflex                                                            4.6       122.4             (8.8)       (7.9)
Other                                                               0.4         8.9               0.4         4.8
                                                           -------------------------    --------------------------
                                                                    5.0       131.3             (8.4)       (3.1)
Non-U.S. Product Revenue
Abelcet                                                             6.2        18.2               6.7        21.4
Dilzem                                                              3.1         9.3               2.9         9.6
Other                                                              17.4        51.6              17.7        59.8
                                                           -------------------------    --------------------------
Total Non-U.S. Product Revenue                                     26.7        79.1              27.3        90.8

Contract Manufacturing and Royalties                               29.5        82.3              21.4        89.0

Total Revenue from Retained Products                               91.1       423.9             119.5       382.8

Revenue from Divested Products
Skelaxin                                                           49.9       125.5                 -        60.2
Sonata                                                             23.7        72.0                 -        48.2
Abelcet                                                            10.6        56.2                 -           -
Pain portfolio                                                     14.2        41.7              23.9        58.8
Dermatology                                                         3.1        38.2                 -           -
Diagnostics                                                        10.4        30.7                 -           -
Adalat/Avinza                                                       2.2         2.2               8.5        25.5
Rationalisation programme                                           8.7        56.1               5.8         9.5
                                                           -------------------------    --------------------------
                                                                  122.8       422.6              38.2       202.2
Co-promotion Fees
Autoimmune                                                            -        38.8                 -           -
Pharma Marketing                                                      -        24.0                 -           -
                                                           -------------------------    --------------------------
                                                                      -        62.8                 -           -

Total Product Revenue                                             213.9       909.3             157.7       585.0

Contract Revenue
Amortisation of fees                                               97.5       214.5               6.2        46.9
Research revenue and milestones                                    20.3        61.6              10.8        41.4
Pharma Marketing/Autoimmune                                           -        37.2                 -           -
                                                           --------------------------   --------------------------
Total Contract Revenue                                            117.8       313.3              17.0        88.3
                                                           -------------------------    --------------------------
Total Revenue                                                     331.7     1,222.6             174.7       673.3
                                                           -------------------------    --------------------------


Elan Reports Third Quarter 2003 Financial Results
Page 17


Appendix 2

   Three Months                                                                                 Nine Months
Ended September 30                                                                          Ended September 30

         2002        2003                                                                   2002           2003
         US$m        US$m                                                                   US$m           US$m
                          Non-GAAP Financial Information Reconciliation Schedule
                          EBITDA
      (332.6)     (104.3) Operating loss                                                 (445.9)        (184.5)
                          Depreciation and amortisation included in operating
         54.6        38.2 loss                                                             150.7          125.4
       (99.8)      (14.7) Amortised revenue included in total revenue                    (216.7)         (72.4)
--------------   ---------                                                       ----------------  -------------
      (377.8)      (80.8) EBITDA                                                         (511.9)        (131.5)
==============   =========                                                       ================  =============




     Three Months                                                                             Nine Months
Ended September 30                                                                          Ended September 30

         2002        2003                                                                   2002           2003
         US$m        US$m                                                                   US$m           US$m
                          Non-GAAP Financial Information Reconciliation Schedule
                          EBITDA before net losses/(gains) on disposal of
                          businesses and recovery plan related charges
      (332.6)     (104.3) Operating loss                                                 (445.9)        (184.5)
                          Depreciation and amortisation included in operating
        54.6        38.2  loss                                                            150.7          125.4
       (99.8)      (14.7) Amortised revenue included in total revenue                    (216.7)         (72.4)
           -        10.8  Loss/(gain) on disposal of businesses (net)                         -         (238.9)
       302.9        27.1  Recovery plan and other significant charges                     546.4          259.8
--------------   ---------                                                       ----------------  -------------
                          EBITDA before net losses/(gains) on disposal of
       (74.9)      (42.9) businesses and recovery plan related charges                     34.5         (110.6)
==============   =========                                                       ================  =============



To supplement our consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. EBITDA is defined as operating income/loss plus/minus depreciation and amortisation of costs and revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with US GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating income/loss is set out in the table above titled "Non-GAAP Financial Information Reconciliation Schedule".

Elan Reports Third Quarter 2003 Financial Results
Page 18




Appendix 3
Adjustment Analysis
Income Statement                                                          Q3 2002     Nine months ended
                                                                                      30 September 2002
                                                                             US$m                  US$m

Net loss - prior to adjustment                                          (1,003.8)             (1,755.8)
EPIL III adjustment                                                           7.4                  82.0

                                                                ----------------------------------------
Net loss - adjusted                                                       (996.4)             (1,673.8)

                                                                              US$                   US$
Diluted loss per share - prior to adjustment                               (2.87)                (5.02)
EPS effect of:
EPIL III adjustment                                                          0.02                  0.23
                                                                ----------------------------------------
Diluted loss per share - adjusted                                          (2.85)                (4.79)
                                                                ========================================



Cashflow                                                                 Prior to              EPIL III      As restated
                                                                      restatement
Nine months ended 30 September 2002                                          US$m                  US$m             US$m
Cashflows from operating activities                                          78.0                 (2.1)             75.9
Movement on debt interest and tax                                          (62.4)                (31.6)           (94.0)
Working capital movement                                                     53.1                 (0.2)             52.9
Net purchase of tangible/intangible assets                                (404.4)                     -          (404.4)
Net sale of investments                                                      14.7                  19.3             34.0
Purchase of Autoimmune Product Royalty Rights                              (82.5)                     -           (82.5)
Payment under Guarantee re EPIL III                                       (141.6)                 141.6                -
Sale of EPIL III assets in connection with repayment of EPIL
III debt                                                                        -                   9.3              9.3
Cash flows from financing activities                                      (394.5)               (150.0)          (544.5)
                                                               ----------------------------------------------------------
Net Cash Movement                                                         (939.6)                (13.7)          (953.3)
Cash and cash equivalents at beginning of period                          1,572.5                  26.9          1,599.4
                                                               ----------------------------------------------------------
Cash and cash equivalents at end of period                                  632.9                  13.2            646.1
                                                               ----------------------------------------------------------


                                                                        Prior to             EPIL III        As restated
                                                                     restatement
Three months ended 30 September 2002                                        US$m                 US$m               US$m
Cashflows from operating activities                                       (40.0)                (2.8)             (42.8)
Movement on debt interest and tax                                         (38.8)               (22.4)             (61.2)
Working capital movement                                                    87.2                  0.3               87.5
Net purchase of tangible/intangible assets                               (129.5)                    -            (129.5)
Net (purchase) / sale of investments                                       (3.6)                  5.7                2.1
Purchase of Autoimmune Product Royalty Rights                             (82.5)                    -             (82.5)
Payment under Guarantee re EPIL III                                      (141.6)                141.6                  -
Sale of EPIL III assets in connection with repayment of
EPIL III debt                                                                  -                  9.3                9.3
Cash flows from financing activities                                     (392.0)              (148.0)            (540.0)
                                                               ----------------------------------------------------------
Net Cash Movement                                                        (740.8)               (16.3)            (757.1)
Cash and cash equivalents at beginning of period                         1,373.7                 29.5            1,403.2
                                                               ----------------------------------------------------------
Cash and cash equivalents at end of period                                 632.9                 13.2              646.1
                                                               ----------------------------------------------------------
